Cidara Therapeutics, Inc.
6310 Nancy Ridge Drive, Suite 101
San Diego, CA 92121
(858) 752-6170

June 5, 2018

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:    Cidara Therapeutics, Inc.
Request for Withdrawal of Registration Statement on Form S-3
Filed May 21, 2018
File No. 333-225061

To Whom it May Concern:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cidara Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-3 (File No. 333-225061), filed with the Commission on May 21, 2018, together with all exhibits thereto (collectively, the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it was erroneously coded and filed as form type “S-3” rather than form type “S-3MEF” in accordance with a Rule 462(b) registration statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold pursuant to the Registration Statement.

In accordance with Rule 457(p) under the Securities Act, the Company requests that all fees paid to the Commission in connection with the initial filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for a subsequent registration statement.

Sincerely,

Cidara Therapeutics, Inc.

/s/ Matthew Onaitis
Matthew Onaitis
Chief Financial Officer, General Counsel and Secretary